UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: June 13, 2016

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐              No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐              No   ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, the Registration Statements on Form S-8, File No. 333-147186 and 333-202141, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2016 and 2015. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2015 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this report.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of drybulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2015. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

On June 7, 2016, Navios Holdings received notice from the New York Stock Exchange, Inc. (the “NYSE”) that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its common stock was less than $1.00 over a consecutive 30 trading-day period. Pursuant to the NYSE’s rules, Navios Holdings had a six-month cure period following receipt of the notice to bring its stock price per share and average share price above $1.00. Navios Holdings currently intends to cure this deficiency within the prescribed timeframe set out in the NYSE’s Listed Company Manual. During this time, the Company’s common stock will continue to be listed and trade on the NYSE. The NYSE’s notification does not affect the Company’s SEC reporting requirements.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Maritime Acquisition Corporation’s (“Navios Acquisition”) fleet, Navios Maritime Partners L.P.’s (“Navios Partners”) fleet, Navios Maritime Midstream Partners L.P.’s (“Navios Midstream”) fleet, Navios Europe Inc.’s (“Navios Europe I”) fleet, and Navios Europe (II) Inc.’s (“Navios Europe II”) fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Holdings currently owns 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain, fertilizer and also containers chartering its vessels under medium to long-term charters. Currently, Navios Holdings owns a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels, focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. Currently, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition is 43.3% and its economic interest in Navios Acquisition is 46.2%.

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. Currently, Navios Holdings owns no direct equity interest in Navios Midstream.

Navios Europe I is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe I.

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe II.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 61 vessels totaling 6.3 million dwt. The employment profile of the fleet as of June 6, 2016 is reflected in the tables below. The 57 vessels in current operation aggregate approximately 5.9 million dwt and have an average age of 7.6 years. Navios Holdings has currently fixed 85.2% and 34.1% (including index-linked charters) for the remaining nine months of 2016 and for 2017, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $83.6 million and $19.6 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $9,001 and $15,416 for the remaining nine months of 2016 and for 2017, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining nine months of 2016 is $11,824. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining nine months of 2016 are 4,007 days.

Owned Fleet. Navios Holdings owns a fleet comprised of 14 Ultra Handymax vessels, 13 Capesize vessels, 12 Panamax vessels and one Handysize vessel, which have an average age of approximately 9.0 years.

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	4,038	No	06/2016
Navios Ionian	Ultra Handymax	2000	52,067	5,035	No	09/2016
Navios Celestial	Ultra Handymax	2009	58,063	8,075	No	06/2016
Navios Vector	Ultra Handymax	2002	50,296	3,800	No	07/2016
Navios Horizon	Ultra Handymax	2001	50,346	3,800	No	06/2016
Navios Herakles	Ultra Handymax	2001	52,061	8,930	No	09/2016
Navios Achilles	Ultra Handymax	2001	52,063	4,391 —	100% of weighted average Supramax Index 6TC Routes	06/2016 03/2017
Navios Meridian	Ultra Handymax	2002	50,316	4,750	No	11/2016
Navios Mercator	Ultra Handymax	2002	53,553	4,750	No	03/2017
Navios Arc	Ultra Handymax	2003	53,514	4,578 —	100% of average Supramax Index 6TC Routes	06/2016 12/2016

Navios Hios	Ultra Handymax	2003	55,180	5,197 —	Pool Earnings + 4%	05/2016 02/2017
Navios Kypros	Ultra Handymax	2003	55,222	5,197 —	Pool Earnings + 4%	05/2016 02/2017
Navios Ulysses	Ultra Handymax	2007	55,728	5,033 —	Pool Earnings + 4%	05/2016 04/2017
Navios Vega	Ultra Handymax	2009	58,792	5,342 —	Pool earnings +7%	05/2016 09/2016
Navios Astra	Ultra Handymax	2006	53,468	7,600	No	07/2016
Navios Magellan	Panamax	2000	74,333	4,988	No	10/2016
Navios Star	Panamax	2002	76,662	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Asteriks	Panamax	2005	76,801	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	11/2016 11/2018
Navios Centaurus	Panamax	2012	81,472	11,983 —	No 110% of average Panamax Index 4TC Routes less adjustment to be based on index formula	12/2016 12/2018
Navios Avior	Panamax	2012	81,355	4,231 —	Weighted average basis Panamax Index Routes +16.5%	06/2016 03/2017
Navios Galileo	Panamax	2006	76,596	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Northern Star	Panamax	2005	75,395	5,510	No	04/2017
Navios Amitie	Panamax	2005	75,395	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Taurus	Panamax	2005	76,596	4,284 —	Average basis Panamax Index 4TC Routes +4%	06/2016 01/2017
N Amalthia	Panamax	2006	75,318	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
N Bonanza	Panamax	2006	76,596	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	11/2016 11/2018
Navios Sphera	Panamax	2016	84,872	11,983 —	No 123% of average Panamax Index 4TC Routes less adjustment to be based on index formula	01/2017 01/2019
Navios Bonavis	Capesize	2009	180,022	13,110	No	02/2017
Navios Happiness	Capesize	2009	180,022	6,748 —	$4,750+50% weighted average Baltic Capesize Index 5TC Index Routes	06/2016 01/2017
Navios Lumen	Capesize	2009	180,661	5,083	No	01/2017
Navios Stellar	Capesize	2009	169,001	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017

Navios Phoenix	Capesize	2009	180,242	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	08/2017	(5)
Navios Antares	Capesize	2010	169,059	5,100	No	06/2016
Navios Etoile	Capesize	2010	179,234	29,356	50% in excess of $38,500	12/2020
Navios Bonheur	Capesize	2010	179,259	—	Pool Earnings	01/2017
Navios Altamira	Capesize	2011	179,165	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	09/2017
Navios Azimuth	Capesize	2011	179,169	5,083	No	02/2017
Navios Gem	Capesize	2014	181,336	6,992 —	$5,000 +55% weighted average Baltic Capesize 5TC Index Routes	06/2016 01/2017
Navios Ray	Capesize	2012	179,515	8,075	No	11/2016
Navios Mars	Capesize	2016	181,259	—	$11,455 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of seven Capesize, nine Panamax, four Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 3.9 years. Of the 21 chartered-in vessels, 17 are currently in operation and 4 are scheduled for delivery at various times beginning in the fourth quarter of 2016 until the first quarter of 2017, as set forth in the following table:

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	5,700		06/2016
Navios Primavera	Ultra Handymax	2007	53,464	Yes		9,500		06/2016
Navios Oriana	Ultra Handymax	2012	61,442	Yes		5,858 —	(6) (6)	05/2016 02/2017
Navios Mercury	Ultra Handymax	2013	61,393	Yes		5,858 —	(6) (6)	05/2016 02/2017
Navios Venus	Ultra Handymax	2015	61,000	Yes		5,858 —	(6) (6)	05/2016 02/2017
Navios Marco Polo	Panamax	2011	80,647	Yes		11,983 —	(7)	01/2017 09/2018
Navios Southern Star	Panamax	2013	82,224	Yes		5,731 —	(8) (8)	05/2016 02/2017
Navios Aldebaran	Panamax	2008	76,500	Yes		5,700		10/2016
Sea Victory	Panamax	2014	77,095	Yes		9,986 —	(9)	11/2016 11/2018
Navios Sky	Panamax	2015	82,056	Yes		11,983 —	(10)	03/2017 03/2019
Navios Amber	Panamax	2015	80,994	Yes		11,983 —	(11)	01/2017 01/2019
Navios Koyo	Capesize	2011	181,415	Yes		6,676 —	(12) (12)	05/2016 01/2017
Dream Canary	Capesize	2015	180,528	Yes		10,450		11/2016
Dream Coral	Capesize	2015	181,249	Yes		12,350		11/2017
Beaufiks	Capesize	2004	180,310	Yes		—		—
King Ore	Capesize	2010	176,800	Yes		—		—
Navios Obeliks	Capesize	2012	181,415	Yes		—		—

Long-term Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Felix	Capesize	Q4 2016	Yes	180,000
Navios Coral	Panamax	Q4 2016	Yes	84,000
Navios Citrine	Panamax	Q1 2017	Yes	81,000
Navios Dolphin	Panamax	Q1 2017	Yes	81,000

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Subject to COA of $34,013 per day for the remaining period until fourth quarter of 2016.
(6)	Based on Pool Earnings +18%.
(7) (8) (9) (10) (11) (12)

Based on 113% of average Panamax 4TC Routes less adjustment to be based on index formula.

Based on 114% in excess of $3,350 basis Panamax Index 4TC Routes.

Based on 114% of average Panamax Index 4TC Routes less $2,488/day.

Based on 115% of average Panamax 4TC Routes less adjustment to be based on index formula.

Based on 120% of average Panamax 4TC Routes less adjustment to be based on index formula.

Based on 150% in excess of $4,750 basis Baltic Capesize Index 5TC.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating and counterparty risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and Forward Freight Agreements (“FFAs”).

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $12,578 per day for the three month period ended March 31, 2016. The average long-term charter-in hire rate per vessel included in this document was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Generally, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the prices or the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2015 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.3 million dwt in drybulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company, less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period, less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 9.0 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

COAs and FFAs

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic cargo contracts.

Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions or as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed since 2012. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry bulk Vessel Operations and the Logistics Business. The Dry bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended March 31, 2016 Compared to the Three Month Period Ended March 31, 2015

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2016 and 2015, respectively. This information was derived from the unaudited condensed consolidated statements of comprehensive (loss)/income of Navios Holdings for the respective periods.

	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$101,487	$118,280
Administrative fee revenue from affiliates	5,482	3,922
Time charter, voyage and logistics business expenses	(46,381)	(69,934)
Direct vessel expenses	(30,074)	(30,817)
General and administrative expenses incurred on behalf of affiliates	(5,482)	(3,922)
General and administrative expenses	(6,438)	(6,811)
Depreciation and amortization	(19,827)	(21,205)
Interest expense and finance cost, net	(27,750)	(28,038)
Other income/(expense), net	11,664	(1,914)

Loss before equity in net earnings of affiliated companies	$(17,319)	$(40,439)
Equity in net earnings of affiliated companies	12,952	13,912

Loss before taxes	$(4,367)	$(26,527)
Income tax (expense)/benefit	(1,045)	148

Net Loss	$(5,412)	$(26,379)
Less: Net income attributable to the noncontrolling interest	(2,053)	(299)

Net loss attributable to Navios Holdings common stockholders	$(7,465)	$(26,678)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the three month periods ended March 31, 2016 and 2015 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended March 31,
	2016	2015
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,960	5,339
Operating days	5,861	5,289
Fleet utilization	98.4%	99.1%
Equivalent vessels	65	59
AVERAGE DAILY RESULTS
Time Charter Equivalents	$7,008	$7,196

During the three month period ended March 31, 2016, there were 621 more available days as compared to the same period during 2015 due to (i) an increase in available days for owned vessels by 314 days, mainly due to the delivery of the Navios Sphera and Navios Mars in January 2016; and (ii) an increase in short-term charter-in and long-term charter-in fleet available days by 307 days.

The average TCE rate for the three months ended March 31, 2016 was $7,008 per day, which was $188 per day lower than the rate achieved in the same period during 2015. This was due primarily to the decrease in the freight market during the first quarter of 2016 as compared to the same period in 2015.

Revenue: Revenue from dry bulk vessel operations for the three month period ended March 31, 2016 was $46.3 million as compared to $53.2 million for the same period during 2015. The decrease of $6.9 million, or 13.1%, in dry bulk revenue was mainly attributable to a decrease in the TCE rate per day by 2.6% to $7,008 per day in the first quarter of 2016, as compared to $7,196 per day in the same period of 2015. This decrease was partially mitigated by a net increase in available days of our fleet by 621 days.

Revenue from the logistics business was $55.2 million for the three month period ended March 31, 2016 as compared to $65.1 million for the same period during 2015. The decrease of $9.9 million, or 15.1%, was mainly attributable to a decrease of $10.5 million in sales of products in the liquid terminal due to lower volume and lower price of products sold, partially mitigated by higher revenue in the barge segment due to increased dry and liquid cargoes transported.

Administrative Service Fee from Affiliates: Administrative fee revenue from affiliates increased by $1.6 million, or 39.8%, to $5.5 million for the three month period ended March 31, 2016, as compared to $3.9 million for the same period in 2015. See the general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $23.5 million, or 33.7%, to $46.4 million for the three month period ended March 31, 2016, as compared to $69.9 million for the three month period ended March 31, 2015.

Time charter and voyage expenses from dry bulk operations decreased by $11.1 million, or 25.8%, to $31.8 million for the three month period ended March 31, 2016, as compared to $42.9 million for the three month period ended March 31, 2015. This was primarily due to a decrease in voyage expenses mainly relating to lower fuel expenses.

Of the total amounts for the three month periods ended March 31, 2016 and 2015, $14.5 million and $27.0 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses related to Navios Logistics was mainly due to (i) a decrease in the volume and price of products sold in the liquid port in Paraguay; (ii) a decrease in fuel expenses; and (iii) a decrease in the number of operating days of the fleet in the cabotage business.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.7 million, or 2.4%, to $30.1 million for the three month period ended March 31, 2016, as compared to $30.8 million for the three month period ended March 31, 2015. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, chemicals, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations increased by $0.7 million, or 5.1%, to $13.4 million for the three month period ended March 31, 2016, as compared to $12.7 million for the three month periods ended March 31, 2015. This increase was mainly attributable to (i) an increase in crew costs; (ii) an increase in spares expenses; and (iii) an increase in available days of our owned fleet. This increase was partially mitigated by a decrease in lubricants and chemicals expenses.

Of the total amounts for the three month periods ended March 31, 2016 and 2015, $16.7 million and $18.1 million, respectively, were related to Navios Logistics. The decrease in direct vessel expenses related to Navios Logistics was mainly attributable to lower crew costs in the barge business.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $1.6 million, or 39.8%, to $5.5 million for the three month period ended March 31, 2016, as compared to $3.9 million for the same period in 2015. See the general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

(in thousands of U.S. dollars)	Three Month Period Ended March 31, 2016 (unaudited)	Three Month Period Ended March 31, 2015 (unaudited)
Administrative fee revenue from affiliates	$(5,482)	$(3,922)
General and administrative expenses incurred on behalf of affiliates	5,482	3,922
General and administrative expenses	6,438	6,811

	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry bulk Vessel Operations	$3,140	$3,205
Logistics Business	3,298	3,606

General and administrative expenses	$6,438	$6,811

The decrease in general and administrative expenses by $0.4 million, or 5.5%, to $6.4 million for the three month period ended March 31, 2016, as compared to $6.8 million for the three month period ended March 31, 2015, was mainly attributable to (i) a $0.3 million decrease in general and administrative expenses attributable to the logistics business; and (ii) a $0.1 million decrease in other administrative expenses, including office and travelling expenses.

Depreciation and Amortization: For the three month period ended March 31, 2016, depreciation and amortization decreased by $1.4 million to $19.8 million as compared to $21.2 million for the three month period ended March 31, 2015. The decrease was primarily due to a decrease in depreciation and amortization of dry bulk vessels by $2.3 million, due to the earlier redelivery of a vessel from its charterer in the first quarter of 2016, the redelivery of two vessels to their headowners in the fourth quarter of 2015, and the early redelivery of one of the aforementioned vessels from its charterer in the first quarter of 2015 resulting in the subsequent write-off of their purchase option and favorable and unfavorable lease balances. The decrease was partially mitigated by (i) an increase in depreciation and amortization by $0.7 million, due to the new vessel deliveries in January 2016; and (ii) an increase in depreciation and amortization of the logistics business by $0.2 million, mainly due to the depreciation of assets acquired in 2015.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $0.2 million, or 1.0%, to $27.8 million for the three month period ended March 31, 2016 as compared to $28.0 million in the same period in 2015. The decrease was mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II.

Other Income/(Expense), Net: Other income/(expense), net increased by $13.6 million, to a $11.7 million income for the three month period ended March 31, 2016, as compared to a $1.9 million expense for the same period in 2015. This increase was due to (i) a $12.3 million increase in other income/(expense), net of dry bulk vessel operations; and (ii) a $1.3 million decrease in other expense, net of the logistics business.

The increase in other income, net of dry bulk vessels operations was mainly due to the early redelivery of a vessel, in exchange for $13.0 million in cash and settlement of outstanding claims payable to the charterer amounting to $1.9 million. This increase was partially offset by (i) a $2.1 million increase in loss from foreign exchange differences; and (ii) a $0.5 million increase in miscellaneous other expense.

The decrease in other expense, net of the logistics business was mainly due to favorable foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $0.9 million, or 6.9%, to $13.0 million for the three month period ended March 31, 2016, as compared to $13.9 million for the same period in 2015, due to (i) a $0.6 million decrease in equity method income; and (ii) a $0.3 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $0.6 million decrease in equity method income was mainly due to (i) a $2.8 million decrease in equity method income from Navios Partners; and (ii) a $0.1 million decrease in equity method income from Acropolis Chartering and Shipping Inc. (“Acropolis”), which was partially mitigated by (i) a $2.0 million increase in equity method income from Navios Acquisition; (ii) a $0.2 million increase in equity method income from Navios Europe I; and (iii) a $0.1 million increase in equity method income from Navios Europe II.

Income Tax (Expense)/Benefit: Income tax (expense)/benefit increased by $1.1 million to a $1.0 million expense for the three month period ended March 31, 2016, as compared to a $0.1 million benefit for the same period in 2015. The total change in income tax was mainly attributable to Navios Logistics.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $1.8 million to $2.1 million for the three month period ended March 31, 2016, as compared to $0.3 million for the same period in 2015. This increase was attributable to the increase in net income of the logistics business for the three month period ended March 31, 2016, as compared to the same period in 2015.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments and/or prepayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt and/or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements and equity instruments, and other factors management deems relevant. Navios Holdings anticipates that cash on hand, borrowings and internally generated cash flows will be sufficient to fund the operations of the dry bulk vessel operations and the logistics businesses, including its present working capital requirements for the next 12 months. Generally, Navios Holding’s sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of its stake in its investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs as our ability to secure adequate financing and obtain additional funds is partially dependent on market and industry factors. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2016 and 2015.

	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$28,940	$(356)
Net cash used in investing activities	(84,663)	(7,297)
Net cash provided by/(used in) financing activities	47,074	(40,126)

Decrease in cash and cash equivalents	(8,649)	(47,779)
Cash and cash equivalents, beginning of period	163,412	247,556

Cash and cash equivalents, end of period	$154,763	$199,777

Cash provided by operating activities for the three month period ended March 31, 2016 as compared to cash used in operating activities for the three month period ended March 31, 2015:

Net cash provided by operating activities increased by $29.3 million to $28.9 million of cash provided by operating activities for the three month period ended March 31, 2016, as compared to $0.4 million of cash used in operating activities for the three month period ended March 31, 2015. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $17.6 million gain for the three month period ended March 31, 2016, which consisted mainly of the following adjustments: $19.8 million of depreciation and amortization, $3.5 million of amortization of deferred drydock expenses, $1.3 million of amortization of deferred finance fees, $1.0 million movement in income taxes, $0.8 million relating to share-based compensation and a $0.1 million provision for losses on accounts receivable. These adjustments were partially offset by a $8.9 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $16.7 million for the three month period ended March 31, 2016 resulted from a $3.2 million decrease in accounts receivable, a $11.6 million increase in accounts payable, a $17.4 million increase in amounts due to affiliates, and a $11.9 million increase in other long term liabilities. These were partially offset by a $19.3 million decrease in accrued expenses, a $3.8 million increase in prepaid expenses and other assets, a $2.2 million increase in inventories, a $1.4 million payment for drydock and special survey costs, and a $0.7 million decrease in deferred income.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $21.0 million gain for the three month period ended March 31, 2015, which consisted mainly of the following adjustments: $21.2 million of depreciation and amortization, $3.1 million of amortization of deferred drydock expenses, $1.1 million of amortization of deferred finance fees, $0.7 million relating to share-based compensation and a $0.1 million provision for losses on accounts receivable. These adjustments were partially offset by a $5.1 million movement in earnings in affiliates net of dividends received and a $0.1 million movement in income taxes.

The net cash inflow resulting from the change in operating assets and liabilities of $5.0 million for the three month period ended March 31, 2015 resulted from a $9.9 million decrease in accounts receivable, a $6.0 million increase in accounts payable, a $13.0 million increase in amounts due from affiliates, a $1.2 million increase in deferred income, a $8.8 million decrease in prepaid expenses and other assets, and a $0.2 million decrease in restricted cash. These were partially offset by a $8.6 million payment for drydock and special survey costs, a $0.5 million decrease in other long term liabilities, and a $25.0 million decrease in accrued expenses.

Cash used in investing activities for the three month period ended March 31, 2016 as compared to the three month period ended March 31, 2015:

Cash used in investing activities was $84.7 million for the three month period ended March 31, 2016, as compared to $7.3 million for the same period in 2015.

Cash used in investing activities for the three months ended March 31, 2016 was the result of (i) $60.1 million in payments relating to the acquisition of Navios Sphera and Navios Mars, delivered in January 2016; (ii) $17.4 million in payments for the expansion of the Navios Logistics’ dry port terminal; (iii) $0.5 million in payments for the construction of the Navios Logistics’ three new pushboats; (iii) a $4.3 million loan to Navios Europe II; and (iv) $2.4 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics.

Cash used in investing activities for the three months ended March 31, 2015 was the result of (i) $16.2 million in payments for the acquisition of common units and general partner units following Navios Partners’ offering in February 2015; (ii) $2.9 million in payments relating to deposits for the acquisition of Navios Sphera and Navios Mars, delivered in January 2016; (iii) $0.9 million in payments relating to Navios Acquisition; and (iv) $1.3 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics. The above was partially offset by (i) $3.6 million in dividends received from Navios Acquisition; and (ii) $10.4 million loan repayment from Navios Acquisition.

Cash provided by financing activities for the three month period ended March 31, 2016 as compared to cash used in financing activities for the three month period ended March 31, 2015:

Cash provided by financing activities was $47.1 million for the three month period ended March 31, 2016, while cash used in financing activities was $40.1 million for the same period of 2015.

Cash provided by financing activities for the three months ended March 31, 2016 was the result of (i) $39.1 million of loan proceeds (net of $0.8 million finance fees) to finance the acquisition of Navios Sphera and Navios Mars; (ii) $10.9 million of proceeds from Navios Logistics’ Notes Payable (as defined below); and (iii) $11.6 million decrease in restricted cash relating to loan repayments and security under certain credit facilities. This was partially offset by (i) $9.6 million of payments performed in connection with the Company’s outstanding indebtedness; (ii) $3.7 million of dividends paid to the Company’s holders of Series G and Series H; (iii) $0.8 million in payments for the acquisition of treasury stock; and (iv) $0.4 million relating to payments for capital lease obligations.

Cash used in financing activities for the three months ended March 31, 2015 was the result of (i) $31.0 million of payments performed in connection with the Company’s outstanding indebtedness, of which $24.1 million related to installments for 2015 and the remaining $6.9 million to installments for 2016; (ii) $0.4 million relating to payments for capital lease obligations; and (iii) $10.4 million of dividends paid to the Company’s stockholders. This was partially offset by a $1.6 million movement in restricted cash relating to loan repayments.

Adjusted EBITDA: Adjusted EBITDA represents net (loss)/income attributable to Navios Holdings common stockholders before interest and finance costs before depreciation and amortization, income taxes, and stock-based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and other related expenses, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/(loss) on sale of assets/subsidiaries, and (x) reclassification to earnings of available–for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	March 31, 2016	March 31, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$28,940	$(356)
Net increase/(decrease) in operating assets	11,329	(31,938)
Net (increase)/decrease in operating liabilities	(29,403)	18,287
Net interest cost	27,750	28,038
Deferred finance charges	(1,284)	(1,109)
Provision for losses on accounts receivable	(106)	(66)
Equity in affiliates, net of dividends received	8,888	5,053
Payments for drydock and special survey costs	1,363	8,631
Noncontrolling interest	(2,053)	(299)

Adjusted EBITDA	$45,424	$26,241

Adjusted EBITDA for the three months ended March 31, 2016 was $45.4 million as compared to $26.2 million for the same period of 2015. The $19.2 million increase in Adjusted EBITDA was primarily due to (i) a $23.5 million decrease in time charter, voyage and logistics business expenses; (ii) a $1.1 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $13.6 million increase in other income, net; and (iv) a $0.5 million decrease in general and administrative expenses (excluding share-based compensation expenses). This overall increase of $38.7 million was partially mitigated by (i) a $16.8 million decrease in revenue; (ii) a $1.8 million increase in net income attributable to the noncontrolling interest; and (iii) a $0.9 million decrease in equity in net earnings from affiliated companies.

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of March 31, 2016, the Company had secured credit facilities with various banks with a total outstanding balance of $263.4 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities ranging from September 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 115% to 130%, (ii) minimum liquidity up to a maximum of $40.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time ranging from a minimum of one quarter to a maximum of six quarters (from the current balance sheet date) and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 90% to 130%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 80% to 90%.

As of March 31, 2016, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”).

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2016.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, the 2017 Notes; and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-

Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2016.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) completed the sale of $375.0 million in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of March 31, 2016.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of March 31, 2016, the remaining available amount was $29.3 million.

During the three month period ended March 31, 2016, the Company in relation to its secured credit facilities, paid $9.7 million, related to installments for 2016. In January 2016, the Company entered into a facility agreement with DVB Bank SE, to finance the acquisition of Navios Mars and Navios Sphera. As of March 31, 2016, the total amount drawn under the facility was $39.9 million.

The annualized weighted average interest rates of the Company’s total borrowings were 6.94% and 7.00% for the three month periods ended March 31, 2016 and 2015, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2016, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
March 31, 2017	$19.5
March 31, 2018	29.3
March 31, 2019	408.4
March 31, 2020	42.9
March 31, 2021	48.3
March 31, 2022 and thereafter	1,101.3

Total	$1,649.7

Contractual Obligations:

	March 31, 2016
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt(1)	$1,649.7	$19.5	$437.7	$91.2	$1,101.3
Operating Lease Obligations (Time Charters) for vessels in operation (2)	439.5	87.9	161.3	123.4	66.9
Operating Lease Obligations (Time Charters) for vessels to be delivered	201.6	10.0	46.9	46.9	97.8
Operating Lease Obligations Push Boats and Barges	0.4	0.4	—	—	—
Capital Lease Obligations	20.3	4.3	3.5	12.5	—
Navios Logistics contractual payments(3)	90.4	90.4	—	—	—
Rent Obligations(4)	6.7	2.7	3.5	0.5	—

Total	$2,408.6	$215.2	$652.9	$274.5	$1,266.0

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes, the 2022 Notes, and the 2022 Logistics Senior Notes. The expected interest payments are: $112.9 million (less than 1 year), $218.7 million (1-3 years), $158.3 million (3-5 years) and $81.3 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of March 31, 2016, timing of scheduled payments and the term of the debt obligations.
(2)	Approximately 38% of the time charter payments included above are estimated to relate to operational costs for these vessels.
(3)	Navios Logistics’ future remaining contractual payments for the acquisition of three new pushboats and chartered-in fleet consisting of one pushboat and three liquid barges, and works related to the expansion of its dry port facility, which is expected to be financed through committed, undrawn export financing up to $29.3 million (including all related costs).
(4)	Navios Corporation also leases approximately 16,703 square feet of space in New York pursuant to a lease that expires in 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space in Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires in June 2018. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices, pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview – Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC.

Refer to “Related Party Transactions” for the Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of March 31, 2016, Navios Holding’s portion of the undrawn amount relating to the Navios Revolving Loans I was $4.3 million.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans of up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of March 31, 2016, Navios Holding’s portion of the undrawn amount relating to the Navios Revolving Loans II was $11.0 million.

Working Capital Position

On March 31, 2016, Navios Holdings’ current assets totaled $294.6 million, while current liabilities totaled $236.0 million, resulting in a positive working capital position of $58.6 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2016 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position through March 31, 2017.

Capital Expenditures

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34.3 million and $55.5 million, respectively, of which $49.9 million was paid in cash and $39.9 million was financed through a loan.

On June 30, 2015 Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of March 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the three month period ended March 31, 2016 were $0.4 million.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.6 million for each pushboat. As of March 31, 2016, Navios Logistics had paid $15.2 million for the construction of the new pushboats which are expected to be delivered in the first quarter of 2017.

As of March 31, 2016, Navios Logistics had paid $64.5 million relating to the expansion of its dry port terminal in Uruguay, which included deposits for vessels, port terminals and other fixed assets and port terminal operating rights. In total, including the contractual obligations as of March 31, 2016, Navios Logistics had paid or incurred $141.4 million relating to the expansion of its dry port terminal in Uruguay.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable

Concentration of credit risk with respect to accounts receivable is limited due to the fact that Navios Holdings’ customers are internationally dispersed and have a variety of end markets in which they sell, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three month periods ended March 31, 2016 and 2015, only one customer accounted for more than 10% of the Company’s revenue.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

On March 30, 2016, Navios Logistics received written notice from Vale International S.A. (“Vale International”) stating that Vale International will not be performing the service contract entered between CNSA and Vale International on September 27, 2013 relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics believes that Vale International’s position is without merit and initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. No assurances can be provided that Navios Logistics will prevail in the arbitration or that Vale International will finally perform the contract. If Vale International fails to perform, there may be a significant impact on Navios Logistics’ future business. While the arbitration proceedings are confidential, Navios Logistics will seek to provide periodic updates.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes.

Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule above. As of March 31, 2016, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In addition, the Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a revolving loan facility of up to $50.0 million to Navios Holdings (the “Loan Facility”). The lawsuit asserted that Navios Holdings is a controlling stockholder of Navios Acquisition and that Navios Holdings breached its alleged duties to Navios Acquisition in connection with entering into the Loan Facility. The primary relief sought by the plaintiffs was an order from the court barring Navios Holdings from drawing down upon the Loan Facility.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Loan Facility had been cancelled, and that no borrowings had been made under the Loan Facility. With the cancellation of the Loan Facility, the primary issue remaining in the litigation became the plaintiffs’ request that the Court award the plaintiffs’ attorneys’ fees and expenses. On June 1, 2016, the parties informed the Court that they had reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses. On June 6, 2016, the Court entered an order approving that agreement. Under the terms of that order, the litigation will be dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses.

Navios Logistics currently has a dispute with Vale International regarding the termination date of a COA contract which is under arbitration proceedings in New York. The Company has received full security for its claim to date.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2017.

See also above, under “Concentration of Credit Risk”, update relating to Vale International and Navios Logistics’ iron ore port facility currently under construction, in Nueva Palmira, Uruguay.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.9 million (approximately $1.0 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions charged from Acropolis for each of the three month periods ended March 31, 2016 and 2015 were $0. Included in the trade accounts payable at both March 31, 2016 and December 31, 2015 was an amount due to Acropolis of $0.1 million.

Vessels charter hire: Beginning in 2012, Navios Holdings entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13,500 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Apollon to Navios Partners.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company at a net daily rate of $12,000 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners received 100% of the first $1,500 in profits above the base rate, and thereafter all profits were split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings. On July 2, 2015, Navios Prosperity was redelivered to headowners.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra II, a 1995-built Panamax vessel. The term of this charter was approximately three years at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Libra II to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $12,000 plus profit sharing, with two six-month extension options granted to the Company. The owners received 100% of the first $1,500 in profits above the base rate, and thereafter all profits were split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Felicity to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11,000 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners received 100% of the first $2,500 in profits above the base rate, and thereafter all profits were split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10,000. In December 2013, the Company extended this charter for approximately six months and in January 2015, the Company extended this charter for approximately one year at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, the Company redelivered Navios Hope to Navios Partners.

In February 2015, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel. The term of this charter was approximately twelve months at a daily rate of $11,400 net per day plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In February 2016, the Company redelivered Navios Pollux to Navios Partners.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months at a net daily rate of $7,600 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In January 2016, the Company redelivered Navios Gemini to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks, a 2005-built Capesize vessel. The terms of this charters is approximately ten months at a net daily rate of $12,500 plus 50/50 profit sharing on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Fantastiks to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12,000 plus 50/50 profit sharing on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, in January 2016 and in April 2016, the Company redelivered all these vessels to Navios Partners.

Total charter hire expense for all vessels for the three month periods ended March 31, 2016 and 2015 was $4.2 million and $6.1 million, respectively, and was included in the statement of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of Twenty-Foot Equivalent Vessel (“TEU”) 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2016 and 2015 amounted to $14.7 million and $13.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily fee to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition could, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended March 31, 2016 and 2015 amounted to $24.2 million and $24.0 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2016 and 2015 amounted to $5.3 million and $4.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended March 31, 2016 and 2015 amounted to $5.0 million and $5.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month period ended March 31, 2016 amounted to $5.8 million, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2016, Navios Partners has submitted one claim under this agreement to the Company. As at March 31, 2016, the fair value of the claim was estimated at $19.4 million and was recorded in “Other long-term liabilities and deferred income” in the consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $1.9 million and $1.6 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $2.4 million and $1.9 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $0.3 million and $0.2 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $0.3 million and $0.2 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $0.4 million and $0.2 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2016 amounted to $0.5 million.

Balance due from affiliates (excluding Navios Europe I and Navios Europe II): Balance due from affiliates as of March 31, 2016 amounted to $21.2 million (December 31, 2015: $8.9 million).

Balance due to affiliates (excluding Navios Europe I and Navios Europe II) as of March 31, 2016 amounted to $32.1 million (December 31, 2015: $17.8 million), and the non-current amount of $8.7 million (December 31, 2015: $0).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and amounts payable.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios

Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Midstream GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream, representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of March 31, 2016, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2016 and December 31, 2015, the unamortized deferred gain for all vessels and rights sold totaled $13.3 million and $13.7 million, respectively. For the three month periods ended March 31, 2016 and 2015, Navios Holdings recognized $0.4 million and $0.7 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Acquisition Credit Facilities: In March 2016, Navios Holdings entered into a $50.0 million Loan Facility with Navios Acquisition which was available for multiple drawings up to a limit of $50.0 million. The Loan Facility had a margin of LIBOR plus 300 basis points and a maturity until December 2018. On April 14, 2016, the Loan Facility was terminated. No borrowings had been made under the Loan Facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200.0 million for general corporate purposes. The facility provided for an arrangement fee of $4.0 million, and bore fixed interest of 600 basis points. All amounts drawn under this facility were fully repaid by the maturity date of December 29, 2014.

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and has a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn have been fully repaid and there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 basis points. The final maturity date is January 2, 2017. As of March 31, 2016, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21.0 million from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from/(to) Navios Europe I: Balance due from Navios Europe I as of March 31, 2016 amounted to $0.9 million (December 31, 2015: $1.6 million) which included the net current amount payable of $0.7 million (current amount receivable from Navios Europe I as of December 31, 2015: $0.2 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount receivable of $1.6 million (December 31, 2015: $1.4 million) related to the accrued interest income earned under the Navios Term Loans I (as defined in note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2016, the outstanding amount relating to the Navios Revolving Loans I is $7.1 million (December 31, 2015: $7.1 million), under the caption “Loan receivable from affiliate companies”. As of March 31, 2016, the amount undrawn under the Revolving Loans I was $9.1 million, of which Navios Holdings is committed to fund $4.3 million.

Balance due from/(to) Navios Europe II: Balance due to Navios Europe II as of March 31, 2016, amounted to $1.4 million (receivable from Navios Europe II as of December 31, 2015: $4.2 million), which included the net current amount payable of $2.3 million (current amount receivable from Navios Europe II as of December 31, 2015: $3.6 million), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current amount receivable of $1.0 million (December 31, 2015: $0.6 million) related to the accrued interest income earned under the Navios Term Loans II (as defined in note 13 to the unaudited condensed consolidated financial statements included in this report).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $11.6 million (December 31, 2015: $7.3 million), under the caption “Loan receivable from affiliate companies.” As of March 31, 2016, the amount undrawn from the Revolving Loans II was $14.1 million, of which Navios Holdings is committed to fund $6.7 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On March 31, 2016 and December 31, 2015, Navios Holdings had a total of $1,649.7 million and $1,608.5 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes and the 2022 Logistics Senior Notes and one Navios Logistics’ loan discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their related interest expense. As of March 31, 2016, the outstanding amount of the Company’s floating rate loan facilities was $234.4 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and one Navios Logistics’ loan is fixed and, therefore, changes in interest rates affect their fair value, which as of March 31, 2016 was $579.3 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the three months ended March 31, 2016 by $0.6 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 58.7% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2016 would change net income by approximately $0.3 million for the three months ended March 31, 2016.

Critical Accounting Policies

The Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, Korea Line Corporation and Pan Ocean Co. Ltd for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. If the fair value of our equity method investments continues to remain below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized. As of March 31, 2016, management considers the decline in the market value of its investment in Navios Partners and Navios Acquisition to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their respective fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)
ASSETS
Current assets
Cash and cash equivalents		$154,763	$163,412
Restricted cash		1,875	13,480
Accounts receivable, net		61,011	64,813
Due from affiliate companies	8	21,217	12,669
Inventories		26,685	24,443
Prepaid expenses and other current assets		29,074	24,142

Total current assets		294,625	302,959

Deposits for vessels, port terminals and other fixed assets	3	62,712	73,949
Vessels, port terminals and other fixed assets, net	3	1,892,027	1,823,961
Other long-term assets		40,892	43,758
Loan receivable from affiliate companies	8	21,278	16,474
Investments in affiliates	8,13	390,105	381,746
Investments in available-for-sale securities	13	4,807	5,173
Intangible assets other than goodwill	4	147,398	150,457
Goodwill		160,336	160,336
Total non-current assets		2,719,555	2,655,854

Total assets		$3,014,180	$2,958,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$84,794	$72,605
Accrued expenses and other liabilities		80,469	103,095
Deferred income and cash received in advance	8	12,764	13,492
Due to affiliate companies	8	35,077	17,791
Current portion of capital lease obligations		4,271	2,929
Current portion of long-term debt, net	5	18,590	16,944

Total current liabilities		235,965	226,856

Senior and ship mortgage notes, net	5	1,351,911	1,350,941
Long-term debt, net of current portion	5	252,446	213,423
Capital lease obligations, net of current portion		15,984	17,720
Unfavorable lease terms	4	—	7,526
Other long-term liabilities and deferred income	8	32,802	20,878
Long term payable to affiliate companies	8	8,711	—
Deferred tax liability		12,199	10,917

Total non-current liabilities		1,674,053	1,621,405

Total liabilities		$1,910,018	1,848,261

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, and 73,935 issued and outstanding as of both March 31, 2016 and December 31, 2015.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 109,518,219 and 110,468,753 issued and outstanding as of March 31, 2016 and December 31, 2015, respectively.	9	11	11
Additional paid-in capital		726,811	726,791
Accumulated other comprehensive loss		(841)	(445)
Retained earnings		254,536	262,603

Total Navios Holdings’ stockholders’ equity		980,517	988,960

Noncontrolling interest		123,645	121,592

Total stockholders’ equity		1,104,162	1,110,552

Total liabilities and stockholders’ equity		$3,014,180	$2,958,813

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
		(unaudited)	(unaudited)
Revenue	11	$101,487	$118,280
Administrative fee revenue from affiliates	8	5,482	3,922
Time charter, voyage and logistics business expenses	8	(46,381)	(69,934)
Direct vessel expenses	8	(30,074)	(30,817)
General and administrative expenses incurred on behalf of affiliates	8	(5,482)	(3,922)
General and administrative expenses		(6,438)	(6,811)
Depreciation and amortization	3,4	(19,827)	(21,205)
Interest expense and finance cost, net		(27,750)	(28,038)
Other income/(expense), net	10	11,664	(1,914)

Loss before equity in net earnings of affiliated companies		(17,319)	(40,439)
Equity in net earnings of affiliated companies	8,13	12,952	13,912

Loss before taxes		$(4,367)	$(26,527)
Income tax (expense)/benefit		(1,045)	148

Net loss		(5,412)	(26,379)
Less: Net income attributable to the noncontrolling interest		(2,053)	(299)

Net loss attributable to Navios Holdings common stockholders		$(7,465)	$(26,678)

Loss attributable to Navios Holdings common stockholders, basic	12	$(11,437)	$(30,751)

Loss attributable to Navios Holdings common stockholders, diluted	12	$(11,437)	$(30,751)

Basic loss per share attributable to Navios Holdings common stockholders		$(0.11)	$(0.29)

Weighted average number of shares, basic	12	106,036,603	105,099,690

Diluted loss per share attributable to Navios Holdings common stockholders		$(0.11)	$(0.29)

Weighted average number of shares, diluted	12	106,036,603	105,099,690

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities		$(396)	$(278)

Total other comprehensive loss		$(396)	$(278)

Total comprehensive loss		$(5,808)	$(26,657)
Comprehensive income attributable to the noncontrolling interest		(2,053)	(299)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(7,861)	$(26,956)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(5,412)	$(26,379)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		17,641	21,003
(Increase)/decrease in operating assets		(11,329)	31,938
Increase /(decrease) in operating liabilities		29,403	(18,287)
Payments for drydock and special survey costs		(1,363)	(8,631)

Net cash provided by/(used in) operating activities		28,940	(356)

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	—	(16,196)
Acquisition of vessels	3	(60,115)	—
Deposits for vessels, port terminals and other fixed assets acquisitions		(17,837)	(2,944)
Dividends from affiliate companies		—	3,649
(Loan to)/repayment from affiliate company		(4,275)	10,402
Increase in long-term receivable from affiliate companies	8	—	(914)
Purchase of property, equipment and other fixed assets	3	(2,436)	(1,294)

Net cash used in investing activities		(84,663)	(7,297)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	5	(9,683)	(31,005)
Proceeds from long-term loans, net of deferred finance fees		50,039	—
Dividends paid		(3,681)	(10,393)
Acquisition of treasury stock		(819)	—
Payments of obligations under capital leases		(394)	(350)
Decrease in restricted cash		11,612	1,622

Net cash provided by/(used in) financing activities		47,074	(40,126)

Decrease in cash and cash equivalents		(8,649)	(47,779)

Cash and cash equivalents, beginning of period		163,412	247,556

Cash and cash equivalents, end of period		$154,763	$199,777

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$40,190	$39,864
Cash paid for income taxes		$67	$310
Non-cash investing and financing activities
Dividends payable		$—	$(3,068)
Deposits for vessels, port terminals and other fixed assets		$(621)	$—
Accrued interest on loan receivable from affiliate company		$528	171
Acquisition of vessels, port terminals and other fixed assets		$(114)	$(862)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510
Net loss	—	—	—	—	—	(26,678)	—	(26,678)	299	(26,379)
Total other comprehensive loss	—	—	—	—	—	—	(278)	(278)	—	(278)
Conversion of preferred stock to common stock (Note 9)	(90)	—	90,000	—	—	—	—	—	—	—
Stock-based compensation expenses	—	—	1,151,052	—	732	—	—	732	—	732
Dividends declared/ paid	—	—	—	—	—	(10,381)	—	(10,381)	—	(10,381)

Balance March 31, 2015 (unaudited)	74,979	$—	107,072,770	$11	$722,197	$395,006	$(856)	$1,116,358	$113,846	$1,230,204

Balance December 31, 2015	73,935	$—	110,468,753	$11	$726,791	$262,603	$(445)	$988,960	$121,592	$1,110,552
Net loss	—	—	—	—	—	(7,465)	—	(7,465)	2,053	(5,412)
Total other comprehensive loss	—	—	—	—	—	—	(396)	(396)	—	(396)
Cancellation of shares	—	—	(1,950)	—	—	—	—	—	—	—
Stock-based compensation expenses	—	—	—	—	839	—	—	839	—	839
Acquisition of treasury stock (Note 9)	—	—	(948,584)	—	(819)	—	—	(819)	—	(819)
Dividends declared/ paid	—	—	—	—	—	(602)	—	(602)	—	(602)

Balance March 31, 2016 (unaudited)	73,935	$—	109,518,219	$11	$726,811	$254,536	$(841)	$980,517	$123,645	$1,104,162

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of March 31, 2016, Navios Holdings owns 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of March 31, 2016, Navios Holdings owned a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of March 31, 2016, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.3% and its economic interest was 46.2%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of March 31, 2016, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive (loss)/income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2015 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of March 31, 2016 was 20.1%, which includes a 2.0% general partner interest), (ii) Navios Acquisition and its subsidiaries (economic interest as of March 31, 2016 was 46.2%), (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of March 31, 2016 was 35.0%), (iv) Navios Europe I and its subsidiaries (economic interest as of March 31, 2016 was 47.5%); and (v) Navios Europe II and its subsidiaries (economic interest as of March 31, 2016 was 47.5%).

(c) Recent Accounting Pronouncements:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718)”, which simplifies several aspects of accounting for share-based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)- Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, FASB issued ASU 2015-17, “Income Taxes (Topic 740)- Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, FASB issued ASU 2015-11, “Inventory (Topic 330)- Simplifying the Measurement of Inventory”, which requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective December 31, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$2,434,639	$(610,678)	$1,823,961
Additions	92,360	(24,294)	68,066

Balance March 31, 2016	$2,526,999	$(634,972)	$1,892,027

Deposits for Vessels, Port Terminal and Other Fixed Assets Acquisitions

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. As of March 31, 2016 and December 31,2015, Navios Logistics had paid $15,230 and $14,770, respectively, for the construction of the new pushboats which are expected to be delivered in the first quarter of 2017.

As of March 31, 2016, and December 31,2015, Navios Logistics had paid $47,482 and $29,484, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $3,876 and $5,847, as of March 31, 2016 and December 31, 2015, respectively.

Vessel Acquisitions

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34,352 and $55,458, respectively, of which $49,910 was paid in cash and $39,900 was financed through a loan. As of March 31, 2016, deposits of $29,695, relating to the acquisition of Navios Sphera and Navios Mars, had been transferred to vessels’ cost.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

	March 31, 2016	December 31, 2015
Intangible assets
Acquisition cost (*) (***)	$271,547	$271,547
Accumulated amortization (*)	(124,149)	(121,090)

Total intangible assets net book value	147,398	150,457

Unfavorable lease terms
Acquisition cost (**)	(24,721)	(24,721)
Accumulated amortization	17,407	17,195
Write offs (**)	7,314	—

Unfavorable lease terms net book value	—	(7,526)

Total Intangibles net book value	$147,398	$142,931

(*)	As of March 31, 2016 and December 31, 2015, intangible assets associated with favorable lease terms included an amount of $10,575 related to purchase options for the vessels.
(**)	As of March 31, 2016 and December 31, 2015, the intangible liability associated with the unfavorable lease terms included an amount of $0 and $(467), respectively, related to purchase options held by third parties. During the three months ended March 31, 2016, $7,314 of unfavorable lease terms were written off. This write off resulted from the early redelivery of one vessel (See Note 10). During the three months ended March 31, 2016, acquisition cost and accumulated amortization of $17,407, of fully amortized unfavorable lease terms were written off. As of March 31, 2016 and December 31, 2015, no purchase options held by third parties were exercised.
(***)	As of March 31, 2016, Navios Logistics, had paid $17,500, for the expansion of its dry port terminal in Uruguay.

Amortization income/(expense), net for the three month periods ended March 31, 2016 and 2015 amounted to income of $4,468 and expense of $(3,708), respectively.

The remaining aggregate amortization of acquired intangibles as of March 31, 2016 will be as follows:

Period
Year One	$11,891
Year Two	8,376
Year Three	6,390
Year Four	6,397
Year Five	6,390
Thereafter	97,379

Total	$136,823

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: BORROWINGS

Borrowings, as of March 31, 2016 and December 31, 2015, consisted of the following:

Facility	March 31, 2016	December 31, 2015
Secured credit facilities	$263,368	$233,136
2019 Notes	350,000	350,000
2022 Notes	650,000	650,000
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans and notes payable	11,354	390

Total borrowings	1,649,722	1,608,526
Less: current portion, net	(18,590)	(16,944)
Less: deferred finance costs, net	(26,775)	(27,218)

Total long-term borrowings	$1,604,357	$1,564,364

Secured Credit Facilities

As of March 31, 2016, the Company had secured credit facilities with various banks with a total outstanding balance of $263,368. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities ranging from September 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 115% to 130%, (ii) minimum liquidity up to a maximum of $40,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time ranging from a minimum of one quarter to a maximum of six quarters (from the current balance sheet date) and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 90% to 130%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 80% to 90%.

As of March 31, 2016, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”).

        The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2016.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, the 2017 Notes; and (ii) to repay in full indebtedness of $123,257 relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of March 31, 2016.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) completed the sale of $375,000 in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

        The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of March 31, 2016.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of March 31, 2016, the remaining available amount was $29,250.

During the three month period ended March 31, 2016, the Company, in relation to its secured credit facilities, paid $9,668, related to installments for 2016. In January 2016, the Company entered into a facility agreement with DVB Bank SE, to finance the acquisition of Navios Mars and Navios Sphera. As of March 31, 2016, the total amount drawn under the facility was $39,900.

The annualized weighted average interest rates of the Company’s total borrowings were 6.94% and 7.00% for the three month periods ended March 31, 2016 and 2015, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2016, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
March 31, 2017	$19,498
March 31, 2018	29,277
March 31, 2019	408,453
March 31, 2020	42,900
March 31, 2021	48,274
March 31, 2022 and thereafter	1,101,320

Total	$1,649,722

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Long-term payable to affiliate companies: The carrying amount of the long-term payable approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive (loss)/income.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$154,763	$154,763	$163,412	$163,412
Restricted cash	$1,875	$1,875	$13,480	$13,480
Investments in available-for-sale-securities	$4,807	$4,807	$5,173	$5,173
Loan receivable from affiliate companies	$21,278	$21,278	$16,474	$16,474
Capital lease obligations, including current portion	$(20,255)	$(20,255)	$(20,649)	$(20,649)
Senior and ship mortgage notes, net	$(1,351,911)	$(578,939)	$(1,350,941)	$(735,002)
Long-term debt, including current portion	$(271,036)	$(274,722)	$(230,367)	$(233,526)
Long term payable to affiliate companies	$(8,711)	$(8,711)	$—	$—

The following tables set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of March 31, 2016
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$4,807	$4,807	$—	$—

Total	$4,807	$4,807	$—	$—

	Fair Value Measurements as of December 31, 2015
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$5,173	$5,173	$—	$—

Total	$5,173	$5,173	$—	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2016
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$154,763	$154,763	$—	$—
Restricted cash	$1,875	$1,875	$—	$—
Loan receivable from affiliate companies(2)	$21,278	$—	$21,278	$—
Senior and ship mortgage notes	$(578,939)	$(578,939)	$—	$—
Capital lease obligations, including current portion(1)	$(20,255)	$—	$(20,255)	$—
Long-term debt, including current portion(1)	$(274,722)	$—	$(274,722)	$—
Long term payable to affiliate companies (2)	$(8,711)	$—	$(8,711)	$—

	Fair Value Measurements at December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$163,412	$163,412	$—	$—
Restricted cash	$13,480	$13,480	$—	$—
Loan receivable from affiliate companies(2)	$16,474	$—	$16,474	$—
Senior and ship mortgage notes	$(735,002)	$(735,002)	$—	$—
Capital lease obligations, including current portion(1)	$(20,649)	$—	$(20,649)	$—
Long-term debt, including current portion(1)	$(233,526)	$—	$(233,526)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate companies and long-term payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of March 31, 2016, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2015: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2017.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

See also Note 15 for an update relating to Vale International S.A. (“Vale International”) and Navios Logistics’ iron ore port facility currently under construction, in Nueva Palmira, Uruguay.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2026.

As of March 31, 2016, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	In operation	To be delivered	Total
March 31, 2017	$88,265	$10,010	$98,275
March 31, 2018	83,934	23,433	107,367
March 31, 2019	77,407	23,433	100,840
March 31, 2020	70,211	23,497	93,708
March 31, 2021	53,156	23,433	76,589
March 31, 2022 and thereafter	66,954	97,775	164,729

Total	$439,927	$201,581	$641,508

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics has obligations related to the acquisition of three new pushboats, the expansion of its dry port facility and the remaining installments for the acquisition of the chartered-in fleet consisting of one pushboat and three liquid barges of $11,557, $76,864 and $1,911, respectively, until March 31, 2017.

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €943 (approximately $1,039) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for the three month periods ended March 31, 2016 and 2015 were $0 and $3, respectively. Included in the trade accounts payable at both March 31, 2016 and December 31, 2015 was an amount due to Acropolis of $76.

Vessels charter hire: Beginning in 2012, Navios Holdings entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Apollon to Navios Partners.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners received 100% of the first $1.5 in profits above the base rate, and thereafter all profits were split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings. On July 2, 2015, Navios Prosperity was redelivered to headowners.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra II, a 1995-built Panamax vessel. The term of this charter was approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Libra II to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $12.0 plus profit sharing, with two six-month extension options granted to the Company. The owners received 100% of the first $1.5 in profits above the base rate, and thereafter all profits were split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Felicity to Navios Partners.

        In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11.0 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners received 100% of the first $2.5 in profits above the base rate, and thereafter all profits were split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately six months and in January 2015, the Company extended this charter for approximately one year at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, the Company redelivered Navios Hope to Navios Partners.

In February 2015, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel. The term of this charter was approximately twelve months at a daily rate of $11.4 net per day plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In February 2016, the Company redelivered Navios Pollux to Navios Partners.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months at a net daily rate of $7.6 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In January 2016, the Company redelivered Navios Gemini to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks, a 2005-built Capesize vessel. The terms of this charters is approximately ten months at a net daily rate of $12.5 plus 50/50 profit sharing on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Fantastiks to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12.0 plus 50/50 profit sharing on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, in January 2016 and in April 2016, the Company redelivered all these vessels to Navios Partners.

Total charter hire expense for all vessels for the three month periods ended March 31, 2016 and 2015 was $4,160 and $6,141, respectively, and was included in the statement of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of Twenty-Foot Equivalent Vessel (“TEU”) 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended March 31, 2016 and 2015 amounted to $14,719 and $13,401, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily fee to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition could, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended March 31, 2016 and 2015 amounted to $24,186 and $24,042, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended March 31, 2016 and 2015 amounted to $4,955 and $5,269, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended March 31, 2016 and 2015 amounted to $5,187 and $3,420, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month period ended March 31, 2016 amounted to $5,763, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of March 31, 2016, Navios Partners has submitted one claim under this agreement to the Company. As at March 31, 2016, the fair value of the claim was estimated at $19,445 and was recorded in “Other long-term liabilities and deferred income” in the consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $1,938 and $1,600, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $2,393 and $1,925, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $250 and $190, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $323 and $197, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended March 31, 2016 and 2015 amounted to $375 and $200, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month period ended March 31, 2016 amounted to $453.

Balance due from affiliates (excluding Navios Europe I and Navios Europe II): Balance due from affiliates as of March 31, 2016 amounted to $21,217 (December 31, 2015: $8,887).

Balance due to affiliates (excluding Navios Europe I and Navios Europe II) as of March 31, 2016 amounted to $32,067 (December 31, 2015: $17,791), and the non-current amount of $8,711 (December 31, 2015: $0).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and amounts payable.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Midstream GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream, representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of March 31, 2016, Navios Holdings had not exercised any part of that option.

        Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2016 and December 31, 2015, the unamortized deferred gain for all vessels and rights sold totaled $13,265 and $13,680, respectively. For the three month periods ended March 31, 2016 and 2015, Navios Holdings recognized $415 and $735, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 13 for more on Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Acquisition Credit Facilities: In March 2016, Navios Holdings entered into a $50,000 credit facility with Navios Acquisition which was available for multiple drawings up to a limit of $50,000. The facility had a margin of LIBOR plus 300 basis points and a maturity until December 2018. On April 14, 2016, the facility was terminated. No borrowings had been made under the facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200,000 for general corporate purposes. The facility provided for an arrangement fee of $4,000, and bore fixed interest of 600 basis points. All amounts drawn under this facility were fully repaid by the maturity date of December 29, 2014.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and has a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn have been fully repaid and there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 basis points. The final maturity date is January 2, 2017. As of March 31, 2016, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21,000 from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from/(to) Navios Europe I: Balance due from Navios Europe I as of March 31, 2016 amounted to $907 (December 31, 2015: $1,609) which included the net current amount payable of $688 (current amount receivable from Navios Europe I as of December 31, 2015: $211) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $1,595 (December 31, 2015: $1,398) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2016, the outstanding amount relating to the Navios Revolving Loans I is $7,125 (December 31, 2015: $7,125), under the caption “Loan receivable from affiliate companies”. As of March 31, 2016, the amount undrawn under the Revolving Loans I was $9,100, of which Navios Holdings is committed to fund $4,323.

Balance due from/(to) Navios Europe II: Balance due to Navios Europe II as of March 31, 2016, amounted to $1,366 (receivable from Navios Europe II as of December 31, 2015: $4,196), which included the net current amount payable of $2,322 (current amount receivable from Navios Europe II as of December 31, 2015: $3,571), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the non-current amount receivable of $956 (December 31, 2015: $625) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of March 31, 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $11,602 (December 31, 2015: $7,327), under the caption “Loan receivable from affiliate companies.” As of March 31, 2016, the amount undrawn from the Revolving Loans II was $14,075, of which Navios Holdings is committed to fund $6,686.

NOTE 9: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During both the three month periods ended March 31, 2016 and 2015, no options were exercised, pursuant to the stock plan approved by the Board of Directors.

On December 11, 2015, pursuant to the stock plan approved by the Board of Directors, Navios Holdings granted to its employees 2,540,000 shares of restricted common stock, and 1,000,000 stock options.

Vested, Surrendered and Forfeited

During each of the three month periods ended March 31, 2016 and 2015, 0 and 1,151 restricted stock units issued to the Company’s employees vested.

During the three month periods ended March 31, 2016 and 2015, 1,950 and 0 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Conversion of Preferred Stock

        During the three month period ended March 31, 2016, there were no conversions of preferred stock. During the three month period ended March 31, 2015, 90 shares of convertible preferred stock were automatically converted into 90,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that five years after the issuance date of the convertible preferred stock, 30% of the then-outstanding shares of preferred stock shall automatically convert into shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $10.00 per share of common stock.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of March 31, 2016 were $3,370.

Navios Holdings had outstanding as of March 31, 2016 and December 31, 2015, 109,518,219 and 110,468,753 shares of common stock, respectively, and 73,935 (20,000 Series G, 48,000 Series H and 5,935 shares of convertible preferred stock) as of both March 31, 2016 and December 31, 2015.

Acquisition of Treasury Stock

In November 2015, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and could be suspended or reinstated at any time in the Company’s discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common stock or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on Series G and Series H, when payable, have been paid. In total, up until February 2016, 1,147,908 shares were repurchased under this program, for a total consideration of $1,071. Since that time, this program has been suspended by the Company.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: OTHER INCOME /(EXPENSE), NET

During the three month period ended March 31, 2016 and 2015, taxes other-than income taxes of Navios Logistics amounted to $2,371 and $2,283, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other income /(expense), net”.

In March 2016, the Company agreed with a charterer for the early redelivery of one of its vessels in exchange for $13,000 in cash and settlement of outstanding claims payable to the charterer amounting to $1,871. The total amount of $14,871 was included in the statement of comprehensive (loss)/income within the caption of “Other income/(expense), net”.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and Forward Freight Agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net (loss)/income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2016	Logistics Business for the Three Month Period Ended March 31, 2016	Total for the Three Month Period Ended March 31, 2016
Revenue	$47,782	$55,219	$103,001
Administrative fee revenue from affiliates	5,482	—	5,482
Interest expense and finance cost, net	(21,546)	(6,204)	(27,750)
Depreciation and amortization	(13,154)	(6,673)	(19,827)
Equity in net earnings of affiliated companies	12,952	—	12,952
Net (loss)/income attributable to Navios Holdings common stockholders	(11,087)	3,622	(7,465)
Total assets	2,388,404	625,776	3,014,180
Goodwill	56,240	104,096	160,336
Capital expenditures	(60,134)	(20,254)	(80,388)
Investment in affiliates	390,105	—	390,105
Cash and cash equivalents	65,404	89,359	154,763
Restricted cash	1,875	—	1,875
Long-term debt, net (including current and noncurrent portion)	$1,244,173	$378,774	$1,622,947

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2015	Logistics Business for the Three Month Period Ended March 31, 2015	Total for the Three Month Period Ended March 31, 2015
Revenue	$53,218	$65,062	$118,280
Administrative fee revenue from affiliates	3,922	—	3,922
Interest expense and finance cost, net	(21,225)	(6,813)	(28,038)
Depreciation and amortization	(14,738)	(6,467)	(21,205)
Equity in net earnings of affiliated companies	13,912	—	13,912
Net (loss)/income attributable to Navios Holdings common stockholders	(27,206)	528	(26,678)
Total assets	2,437,228	598,757	3,035,985
Goodwill	56,240	104,096	160,336
Capital expenditures	(1,795)	(2,443)	(4,238)
Investment in affiliates	361,882	—	361,882
Cash and cash equivalents	122,133	77,644	199,777
Restricted cash	736	—	736
Long-term debt, net (including current and noncurrent portion)	$1,216,079	$366,916	$1,582,995

NOTE 12: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss by the weighted average number of shares of Navios Holdings outstanding during the period.

For the three month period ended March 31, 2016, 3,719,915 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended March 31, 2015, 1,744,331 potential common shares and 7,006,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(7,465)	$(26,678)
Less:
Dividends on Preferred Stock and on unvested restricted shares	(3,972)	(4,073)

Loss available to Navios Holdings common stockholders, basic and diluted	$(11,437)	$(30,751)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders — adjusted weighted shares	106,036,603	105,099,690

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(0.11)	$(0.29)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

In February 2015, Navios Partners completed a public offering of 4,600,000 common units, raising gross proceeds of $60,214. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units to Navios Holdings raising additional gross proceeds of $14,967.

As of March 31, 2016, Navios Holdings held a total of 15,344,310 common units and 1,695,509 general partners units, representing a 20.1% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of March 31, 2016 and December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $31,807 and $32,300, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

Total equity method income and amortization of deferred gain of $955 and $4,072 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2016 and 2015, respectively.

As of March 31, 2016 and December 31, 2015, the carrying amount of the investment in Navios Partners was $115,972 and $115,432, respectively.

Dividends received during the three month periods ended March 31, 2016 and 2015 were $0 and $8,124, respectively.

As of March 31, 2016, the market value of the investment in Navios Partners was $21,129.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2016 and December 31, 2015, the carrying amount of the investment was $180 and $175, respectively. During the three month periods ended March 31, 2016 and 2015, the Company did not receive any dividends.

Navios Acquisition

As of March 31, 2016, Navios Holdings had a 43.3% voting and a 46.2% economic interest in Navios Acquisition.

As of March 31, 2016 and December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $1,374 and $1,480, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method income of $11,564 and $9,535 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2016 and 2015, respectively.

As of March 31, 2016 and December 31, 2015, the carrying amount of the investment in Navios Acquisition was $261,201 and $253,286, respectively.

Dividends received for each of the three month periods ended March 31, 2016 and 2015 were $3,649.

As of March 31, 2016, the market value of the investment in Navios Acquisition was $116,034.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) the Navios Revolving Loans I up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial investment in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of March 31, 2016 and December 31, 2015, the unamortized basis difference of Navios Europe I was $5,217, and $5,386, respectively.

As of March 31, 2016 and December 31, 2015, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $13,671 and $15,763, respectively, including accrued interest, which represents the Company’s carrying value of its investment of $7,234 (December 31, 2015: $6,895) plus the Company’s balance of the Navios Revolving Loans I of $9,153 (December 31, 2015: $8,868), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

Income of $339 and $161 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended March 31, 2016 and 2015, respectively.

As of March 31, 2016 and December 31, 2015, the carrying amount of the investment in Navios Europe I was $5,639 and $5,497, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their economic interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that they are not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of March 31, 2016 and December 31, 2015, the unamortized basis difference of Navios Europe II was $8,660 and $8,895, respectively.

As of March 31, 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $20,586, including accrued interest, which represents the Company’s carrying value of its investment of $8,047 plus the Company’s balance of the Navios Revolving Loans II of $12,539, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Income of $89 was recognized in “Equity in net earnings of affiliated companies” for the three month period ended March 31, 2016.

As of March 31, 2016 and December 31, 2015, the carrying amount of the investment in Navios Europe II was $7,091 and $7,333, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliated companies is presented below:

	March 31, 2016					December 31, 2015
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$35,840	$70,427	$970	$10,060	$17,480	$34,539	$61,645	$668	$11,839	$17,366
Current assets	43,188	118,661	1,327	14,517	23,492	39,835	97,349	1,117	14,782	22,539
Non-current assets	1,290,667	1,658,252	21	176,825	243,581	1,310,456	1,676,742	73	179,023	245,154
Current liabilities	57,556	106,182	408	15,431	14,104	41,528	82,798	447	15,377	16,897
Long- term debt including current portion, net	577,134	1,175,110	—	93,955	126,701	598,078	1,197,583	—	96,580	129,185
Financial liabilities at fair value*	n/a	n/a	n/a	69,424	22,446	n/a	n/a	n/a	68,535	23,568
Non-current liabilities	543,875	1,108,254	—	181,199	179,618	576,548	1,143,922	—	182,537	173,543

(*) representing the fair value of Junior Loan I and Junior Loan II, respectively.

	March 31, 2016					March 31, 2015
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Acropolis	Navios Partners	Navios Acquisition	Navios Europe I	Acropolis
Revenue	$45,641	$80,419	$10,112	$7,966	$379	$56,786	$78,611	$9,095	$566
Net loss before non-cash change in fair value of Junior Loan I and Junior Loan II	n/a	n/a	(290)	(5,024)	n/a	n/a	n/a	(1,882)	n/a
Net income/(loss)	209	23,770	(1,179)	(3,902)	197	10,879	20,034	(3,731)	411

The Company evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, Korea Line Corporation (“KLC”) and Pan Ocean Co.Ltd (“STX”) for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) the intent and ability of the Company to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

As of March 31, 2016, management considers the decline in the market value of its investment in Navios Partners and Navios Acquisition to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their respective fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

Investments in available-for-sale securities

During 2013, the Company received shares of KLC, and during 2015 and 2016, the Company received shares of STX as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were valued at fair value upon the day of issuance. As of March 31, 2016 and December 31, 2015, the Company retained a total of 354,093 and 344,649 KLC and STX shares, respectively.

The shares received from KLC and STX were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). The Company has no other types of available-for-sale securities.

As of March 31, 2016 and December 31, 2015, the carrying amount of the available-for-sale securities related to KLC and STX was $4,807 and $5,173, respectively. As of March 31, 2016 and 2015, the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Loss” were $841 and $856, respectively. During the three month periods ended March 31, 2016 and 2015, the Company did not recognize in earnings any realized loss.

NOTE 14: OTHER FINANCIAL INFORMATION

        The Company’s 2019 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared on an equity basis as permitted by U.S. GAAP.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended March 31, 2016
Revenue	$—	$46,268	$55,219	$—	$101,487
Administrative fee revenue from affiliates	—	5,482	—	—	5,482
Time charter, voyage and logistics business expenses	—	(31,844)	(14,537)	—	(46,381)
Direct vessel expenses	—	(13,375)	(16,699)	—	(30,074)
General and administrative expenses incurred on behalf of affiliates	—	(5,482)	—	—	(5,482)
General and administrative expenses	(1,356)	(1,784)	(3,298)	—	(6,438)
Depreciation and amortization	(742)	(12,411)	(6,674)	—	(19,827)
Interest expense and finance cost, net	(19,820)	(1,726)	(6,204)	—	(27,750)
Other income/(expense), net	48	12,773	(1,157)	—	(11,664)

(Loss)/income before equity in net earnings of affiliated companies	(21,870)	(2,099)	6,650	—	(17,319)
Income /(loss) from subsidiaries	2,306	3,621	—	(5,927)	—
Equity in net earnings of affiliated companies	12,099	848	5	—	12,952

(Loss)/income before taxes	(7,465)	2,370	6,655	(5,927)	(4,367)
Income tax (expense)/benefit	—	(69)	(976)	—	(1,045)

Net (loss)/ income	(7,465)	2,301	5,679	(5,927)	(5,412)
Less: Net income attributable to the noncontrolling interest	—	—	(2,053)	—	(2,053)

Net (loss)/income attributable to Navios Holdings common stockholders	$(7,465)	$2,301	$3,626	$(5,927)	$(7,465)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(396)	$(396)	$—	$396	$(396)

Total other comprehensive loss	$(396)	$(396)	$—	$396	$(396)

Total comprehensive (loss)/income	$(7,861)	$1,905	$5,679	$(5,531)	$(5,808)
Comprehensive loss attributable to noncontrolling interest	—	—	(2,053)	—	(2,053)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(7,861)	$(1,905)	$3,626	$(5,531)	$(7,861)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/ income for the three months ended March 31, 2015
Revenue	$—	$53,218	$65,062	$—	$118,280
Administrative fee revenue from affiliates	—	3,922	—	—	3,922
Time charter, voyage and logistics business expenses	—	(42,935)	(26,999)	—	(69,934)
Direct vessel expenses	—	(12,722)	(18,095)	—	(30,817)
General and administrative expenses incurred on behalf of affiliates	—	(3,922)	—	—	(3,922)
General and administrative expenses	(1,118)	(2,087)	(3,606)	—	(6,811)
Depreciation and amortization	(693)	(14,045)	(6,467)	—	(21,205)
Interest expense and finance cost, net	(19,710)	(1,515)	(6,813)	—	(28,038)
Other income /(expense), net	58	502	(2,474)	—	(1,914)

(Loss)/income before equity in net earnings of affiliated companies	(21,463)	(19,584)	608	—	(40,439)
(Loss)/income from subsidiaries	(17,298)	527	—	16,771	—
Equity in net earnings of affiliated companies	12,083	1,039	790	—	13,912

(Loss)/income before taxes	(26,678)	(18,018)	1,398	16,771	(26,527)
Income tax (expense)/benefit	—	(70)	218	—	148

Net (loss)/income	(26,678)	(18,088)	1,616	16,771	(26,379)
Less: Net loss attributable to the noncontrolling interest	—	—	(299)	—	(299)

Net (loss)/income attributable to Navios Holdings common stockholders	$(26,678)	$(18,088)	$1,317	$16,771	$(26,678)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(278)	$(278)	$—	$278	$(278)

Total other comprehensive loss	$(278)	$(278)	$—	$278	$(278)

Total comprehensive (loss)/income	$(26,956)	$(18,366)	$1,616	$17,049	$(26,657)
Comprehensive loss attributable to noncontrolling interest	—	—	(299)	—	(299)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(26,956)	$(18,366)	$1,317	$17,049	$(26,956)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of March 31, 2016	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$3,881	$61,522	$89,360	$—	$154,763
Restricted cash	—	1,875	—	—	1,875
Accounts receivable, net	—	31,953	29,058	—	61,011
Intercompany receivables	5,491	49,237	73,927	(128,655)	—
Due from affiliate companies	7,403	13,814	—	—	21,217
Prepaid expenses and other current assets	—	41,242	14,517	—	55,759

Total current assets	16,775	199,643	206,862	(128,655)	294,625

Vessels, port terminals and other fixed assets, net	—	1,467,358	424,669	—	1,892,027
Deposits for vessel acquisitions	—	—	62,712	—	62,712
Investments in subsidiaries	1,640,055	289,348	—	(1,929,403)	—
Investments in available-for-sale securities	—	4,807	—	—	4,807
Investments in affiliates	365,248	12,932	11,925	—	390,105
Loan receivable from affiliate companies	—	21,278	—	—	21,278
Other long-term assets	—	19,838	21,054	—	40,892
Goodwill and other intangibles	86,050	51,465	170,219	—	307,734

Total non-current assets	2,091,353	1,867,026	690,579	(1,929,403)	2,719,555

Total assets	$2,108,128	$2,066,669	$897,441	$(2,058,058)	$3,014,180

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$249	$56,821	$27,724	$—	$84,794
Accrued expenses and other liabilities	14,216	44,572	21,681	—	80,469
Deferred income and cash received in advance	—	4,781	7,983	—	12,764
Intercompany payables	128,655	—	—	(128,655)	—
Due to affiliate companies	—	35,077	—	—	35,077
Current portion of capital lease obligations	—	—	4,271	—	4,271
Current portion of long-term debt	—	17,259	1,331	—	18,590

Total current liabilities	143,120	158,510	62,990	(128,655)	235,965

Long-term debt, net of current portion	984,491	242,423	377,443	—	1,604,357
Capital lease obligations, net of current portion	—	—	15,984	—	15,984
Long term payable to affiliate companies	—	8,711	—	—	8,711
Other long-term liabilities and deferred income	—	31,868	934	—	32,802
Deferred tax liability	—	—	12,199	—	12,199

Total non-current liabilities	984,491	283,002	406,560	—	1,674,053

Total liabilities	1,127,611	441,512	469,550	(128,655)	1,910,018

Noncontrolling interest	—	—	123,645	—	123,645
Total Navios Holdings stockholders’ equity	980,517	1,625,157	304,246	(1,929,403)	980,517

Total liabilities and stockholders’ equity	$2,108,128	$2,066,669	$897,441	$(2,058,058)	$3,014,180

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$34,152	$47,753	$81,507	$—	$163,412
Restricted cash	—	13,480	—	—	13,480
Accounts receivable, net	—	38,716	26,097	—	64,813
Intercompany receivables	10,360	38,108	74,573	(123,041)	—
Due from affiliate companies	4,833	7,836	—	—	12,669
Prepaid expenses and other current assets	3	36,580	12,002	—	48,585

Total current assets	49,348	182,473	194,179	(123,041)	302,959

Deposits for vessels, port terminals and other fixed assets	—	29,695	44,254	—	73,949
Vessels, port terminals and other fixed assets, net	—	1,396,101	427,860	—	1,823,961
Investments in subsidiaries	1,636,433	285,726	—	(1,922,159)	—
Investments in available-for-sale securities	—	5,173	—	—	5,173
Investments in affiliates	356,797	13,028	11,921	—	381,746
Loan receivable from affiliate companies	—	16,474	—	—	16,474
Other long-term assets	—	21,325	22,433	—	43,758
Goodwill and other intangibles	86,793	52,829	171,171	—	310,793

Total non-current assets	2,080,023	1,820,351	677,639	(1,922,159)	2,655,854

Total assets	$2,129,371	$2,002,824	$871,818	$(2,045,200)	$2,958,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$363	$45,913	$26,329	$—	$72,605
Accrued expenses and other liabilities	33,244	54,451	15,400	—	103,095
Deferred income and cash received in advance	—	6,267	7,225	—	13,492
Intercompany payables	123,041	—	—	(123,041)	—
Due to affiliate companies	—	17,791	—	—	17,791
Current portion of capital lease obligations	—	—	2,929	—	2,929
Current portion of long-term debt	—	16,875	69	—	16,944

Total current liabilities	156,648	141,297	51,952	(123,041)	226,856

Long-term debt, net of current portion	983,763	213,102	367,499	—	1,564,364
Capital lease obligations, net of current portion	—	—	17,720	—	17,720
Unfavorable lease terms	—	7,526	—	—	7,526
Other long-term liabilities and deferred income	—	19,360	1,518	—	20,878
Deferred tax liability	—	—	10,917	—	10,917

Total non-current liabilities	983,763	239,988	397,654	—	1,621,405

Total liabilities	1,140,411	381,285	449,606	(123,041)	1,848,261

Noncontrolling interest	—	—	121,592	—	121,592

Total Navios Holdings stockholders’ equity	988,960	1,621,539	300,620	(1,922,159)	988,960

Total liabilities and stockholders’ equity	$2,129,371	$2,002,824	$871,818	$(2,045,200)	$2,958,813

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the three months ended March 31, 2016	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(17,762)	29,096	17,606	—	28,940

Cash flows from investing activities
Loan to affiliate company	—	(4,275)	—	—	(4,275)
Deposits for vessels acquisitions	—	—	(17,837)	—	(17,837)
Acquisition of vessels	—	(60,115)	—	—	(60,115)
Purchase of property, equipment and other fixed assets	—	(19)	(2,417)	—	(2,436)

Net cash used in investing activities	—	(64,409)	(20,254)	—	(84,663)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(8,009)	8,009	—	—	—
Proceeds from long-term loans, net of deferred finance fees	—	39,129	10,910	—	50,039
Repayment of long-term debt and payment of principal	—	(9,668)	(15)	—	(9,683)
Acquisition of treasury stock	(819)	—	—	—	(819)
Dividends paid	(3,681)	—	—	—	(3,681)
Decrease in restricted cash	—	11,612	—	—	11,612
Payments of obligations under capital leases	—	—	(394)	—	(394)

Net cash (used in)/provided by financing activities	(12,509)	49,082	10,501	—	47,074

Net (decrease)/increase in cash and cash equivalents	(30,271)	13,769	7,853	—	(8,649)

Cash and cash equivalents, at beginning of period	34,152	47,753	81,507	—	163,412

Cash and cash equivalents, at end of period	$3,881	61,522	89,360	—	154,763

Cash flow statement for the three months ended March 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$(29,332)	20,454	8,522	—	(356)

Cash flows from investing activities
Acquisition of investments in affiliates	(14,668)	—	(1,528)	—	(16,196)
Loan repayment from affiliate company	—	10,402	—	—	10,402
Increase in long-term receivable from affiliate companies	—	(914)	—	—	(914)
Dividends from affiliates	3,649	—	—	—	3,649
Deposits for vessels acquisitions	—	(1,726)	(1,218)	—	(2,944)
Purchase of property and equipment and other fixed assets	16	(85)	(1,225)	—	(1,294)

Net cash used in investing activities	(11,003)	7,677	(3,971)	—	(7,297)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(4,887)	3,359	1,528	—	—
Repayment of long-term debt and payment of principal	—	(30,988)	(17)	—	(31,005)
Dividends paid	(10,393)	—	—	—	(10,393)
Decrease in restricted cash	—	1,622	—	—	1,622
Payments of obligations under capital leases	—	—	(350)	—	(350)

Net cash (used in)/provided financing activities	(15,280)	(26,007)	1,161	—	(40,126)

Net (decrease)/increase in cash and cash equivalents	(55,615)	2,124	5,712	—	(47,779)

Cash and cash equivalents, at beginning of period	98,539	77,085	71,932	—	247,556

Cash and cash equivalents, at end of period	$42,924	79,209	77,644	—	199,777

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 15: SUBSEQUENT EVENTS

On March 30, 2016, Navios Logistics received written notice from Vale International stating that Vale International will not be performing the service contract entered between CNSA and Vale International on September 27, 2013 relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics believes that Vale International’s position is without merit and initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. No assurances can be provided that Navios Logistics will prevail in the arbitration or that Vale International will finally perform the contract. If Vale International fails to perform, there may be a significant impact on Navios Logistics’ future business. While the arbitration proceedings are confidential, Navios Logistics will seek to provide periodic updates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: June 13, 2016